September 2, 2008
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Quest Resource Corporation Request to Withdraw Registration Statement on Form S-4 (File No. 333-149094)
Ladies and Gentlemen:
     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Quest Resource Corporation (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-4 (File No. 333-149094), which was filed on February 7, 2008, together with all exhibits thereto (the “Registration Statement”). No amendments have been filed to the Registration Statement.
     The Registration Statement was filed in connection with that certain Amended and Restated Agreement and Plan of Merger dated as of February 6, 2008 (the “Merger Agreement”) among the Company, Pinnacle Gas Resources, Inc. and Quest MergerSub, Inc. The reason for this withdrawal is that the Merger Agreement has been terminated. As a result, the proposed business combination contemplated by the Merger Agreement will not occur.
     No securities have been issued or sold under the Registration Statement, and the Registration Statement was not declared effective.
     It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (the “Commission”) unless, within fifteen days after such date, the Company receives notice from the Commission that this request will not be granted.
     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.
     Your assistance in this matter is greatly appreciated. If you have any questions, please contact the undersigned at (405) 702-7487 or Craig Evans of Stinson Morrison Hecker LLP at (816) 691-3186.

Sincerely,
QUEST RESOURCE CORPORATION
By:	/s/ David Lawler
David Lawler, President